January 11, 2018

VIA E-MAIL AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kornit Digital Ltd. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed March 30, 2017

Dear Mr. Kuhar:

On behalf of our client, Kornit Digital Ltd. (the “Company”), please find below a response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission. The response is to the comments contained in the Staff’s letter dated October 26, 2017 (the “Comment Letter”). For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. Information in this letter regarding the Company has been provided to us by the Company.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects.

Comparison of the Years Ended December 31, 2015 and 2016, page 45

1.	We have considered your response to comment 2 with regard to the non-GAAP financial measure adjustment that excludes the impact of issuing warrants to Amazon. We do not believe this adjustment is appropriate as it represents a material element of your customer arrangement (i.e., a sales incentive) and could lead investors to improperly infer that you would have generated the same revenue levels without granting this incentive. Comply with this comment in all future filings.

Response:

The Company advises the Staff that in future filings it will not present non-GAAP revenues adjusted to exclude the non-cash impact of issuing warrants to Amazon. To ensure that the Company’s investors and analysts have access to pertinent information, the Company intends to disclose separately the impact of the Amazon warrant on its GAAP revenues in any relevant period, as applicable. By way of example, this disclosure may take the following form: “The Company reported revenues of $X net of $Y attributable to the non-cash impact of warrants issued to Amazon.”

*      *      *

January 11, 2018

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Irina Yevmenenko at (212) 819-8570 of White & Case LLP with any questions or comments regarding this letter.

Sincerely

/s/ White & Case LLP
White & Case LLP

cc: Guy Avidan, Kornit Digital Ltd.